Zi Corporation

Management Discussion and Analysis

For the Three Month Period Ended

March 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2008 should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report and the annual audited financial statements for the year ended December 31, 2007. The Management Discussion and Analysis, has been prepared as at May 12, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) has been prepared with reference to the Company’s audited consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All financial information herein is presented in United States of America dollars (“U.S. Dollars”), except as otherwise indicated.

Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the applicable securities laws.  You can identify these forward-looking statements when you see us using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in “Risk Factors” below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act (Alberta). Our corporate headquarters are in Calgary, Canada with offices in the United States of America, Sweden, China, Hong Kong and Japan; and a sales team that markets our products to customers around the globe.

We develop and market software designed to provide discovery and usability solutions for mobile search, input and advertising. Our embedded software products make such electronic devices such as mobile phones, PDAs, hand-held computers, video gaming consoles, television set-top boxes, printers and other similar devices more intuitive and easier to use. Users are able to enter data more efficiently and are able to circumvent complex and tedious interfaces by accessing key features directly, thereby increasing the user experience by allowing the user to utilize the full potential of these devices. Increasing the user experience benefits our customers by increasing the usage of their devices.

The mobile handset market is one of the largest and most vibrant global electronics markets. Sources from Reuters estimate the global subscriber base to have reached over 3.3 billion in November 2007. Researcher strategy analytics estimates that over 1.2 billion handsets may be sold in 2008. Positive trends include the continued growth of mobile handsets in emerging markets, with sales of entry level devices growing, and increased sales of feature phones as replacement devices. We are uniquely positioned to benefit from this trend, based on our proven ability to develop mobile solutions in multiple languages, for devices ranging from proprietary entry level ultra low cost handsets and replacement feature phones, to smartphones based on open architecture.

Within both the emerging markets and the mature developed world, 2008 may well be the year of the smartphone. Dramatic increases in unit smartphone sales in 2007 are expected to continue into 2008, driven by the consumers desire to gain access to the outside world with them, in an environment that recognizes the unique challenges of the mobile device. Our product portfolio helps deliver on the promise of the smartphone, through improved input, search, and service discovery.

As the handset market has grown and evolved,  wireless carriers worldwide have begun to deliver services which are uniquely positioned to the personal “always on” nature of the mobile phone. Content and product downloads, and other services unrelated to voice continue to deliver revenue growth, and services such as mobile advertising are beginning to gain strategic importance to the operator and subscriber alike. Informa estimates that worldwide mobile advertising revenues should increase from $2.6 billion in 2007, to almost $14 billion in 2011. In a recent market survey, Nielsen reported that almost 25 percent of U.S. mobile subscribers reported seeing mobile advertising, and of those, over 50 percent reported responding to it. Our mobile search and discovery solutions facilitate the effective, relevant, and context sensitive delivery of these non-voice services.

To enable users to enter data more efficiently, circumvent complex and tedious interfaces, to utilize features offered by smartphones, and to capitalize on the potential advertising market, we offer a differentiated line of products that our customers can conveniently and easily design into their products that can help them address the needs of global markets. By supporting keypad, keyboard, pen and other input methods, our products can significantly increase the ease, speed and accuracy of text input on electronic devices. Our text entry solutions are available in 70 languages, representing languages spoken and written by two thirds of the world's population. Our products allow for natural human interaction in such complex written languages as Arabic, Chinese and Japanese.

Our worldwide solutions include eZiText™ for one-touch predictive text entry; eZiType™ predictive keyboard with auto-correction; Decuma™ for natural handwriting recognition with prediction technology; and Qix™, a mobile search and service discovery solution designed to enhance the user experience, drive client and network service usage and adoption and help the network operator increase average revenue per user (“ARPU”).

Our primary customers are original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) seeking to embed a text input solution in their device products for consumer use. We have also begun selling our products to network operators seeking to promote more service use and achieve revenue and innovation advantage. As more consumers use smartphones, Qix is well positioned to enhance the user experience by making it easier to utilize the advanced functions, and increase the ARPU that carriers earn.

Our customer and alliance base of OEM’s and ODM’s is extensive and continually growing with handset manufacturing and gaming console customers from around the world, including: Nokia, ZTE, Sony Ericsson, Kyocera, Lenovo, Sony, Sony Computer Entertainment, Nintendo, Motorola, LG Electronics, and UT Starcom. Currently, eZiText has been introduced to consumers worldwide on more than 1,000 unique mobile devices.

We believe we deliver value to device manufacturers by providing products that help them increase revenue and reduce costs through flexible and simplified implementations of their products. Because the modular nature of our products allows for easy handset customization, manufacturers can quickly tailor our products and technology to a broad range of languages and features. We also partner with manufacturers to adapt their products and technology to specific market requirements, and we can deliver customized user interfaces for a large variety of applications, as for example the Sony Walkman Handset and the Nokia Linux Tablet.

Network operators, on the other hand, can increase service usage and revenue with Qix.  Qix makes it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased ARPU for wireless carriers. In June 2006, we announced the results of the trial with UK operator Virgin Mobile, which demonstrated a 33 percent increase in ARPU among consumers in the trial. In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited (“T-Mobile”), a major global wireless service operator.  In the first quarter 2008, we announced our second revenue generating agreement with TELUS, a leading national telecommunications company in Canada. We are also in the process of conducting a trial with another major carrier. The results of these trials, when completed, will be used to further market our technology and sign revenue generating agreements.

In summary, our product portfolio includes:

eZiText offers fast, easy, accurate text input for a range of electronic devices, including mobile phones, telematic systems, set-top boxes, printers and gaming consoles.

Key Features

  Full word prediction

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application indexing and context-sensitive vocabulary

eZiType is a business text input product for advanced mobile email handsets that is designed to increase speed, accuracy and make it easier to input text.

Key Features

  Full word prediction

  Auto-correction of common misspellings and keyboard errors

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application prediction and context-sensitive vocabulary

  Works on virtual or hardware keyboards

Qix is a search and discovery engine that is designed to enable quick and easy use of a mobile phone’s applications and services.  It allows users to access the full range of phone features simply and intuitively without having to remember where or how to locate them.  Field tests have shown that this simplicity motivates users to find and use revenue-producing features more often.  Qix complements standard mobile search products.

Key Features

  On-device search

  Natural language access to handset features and applications, bypassing the menu and encouraging repeated use

  Operator content discovery

Decuma is a new class of input for pen-based devices.  It unites industry leading handwriting recognition and predictive text technology, which creates a greatly enhances user experience.  Decuma recognizes naturally shaped letters, numbers, symbols and punctuation in more than 70 languages.  There is no need to adjust to a prescribed writing style or learn a special alphabet.

Key Features

  Global coverage in 70 languages

  World class predictive text features

  User interface flexibility and simple integration

Recent Developments:

Thus far in 2008, we announced the following customer and market related events:

On April 9, 2008, we announced the successful transfer of $2.1 million in cash held in our Chinese subsidiary to a Canadian subsidiary. The transfer resulted from the implementation of an inter-company royalty program developed in order to provide an ongoing mechanism to make all cash balances available to fund our day-to-day operations globally. This transfer improves our financial strength, and provides an ongoing mechanism to access cash accumulated in our Chinese subsidiaries, providing us with more flexibility in managing our cash flows.

On February 7, 2008, we announced a license agreement with TELUS to offer Qix on select models of TELUS smart phones and feature phones.  TELUS will be the first carrier in North America to offer Qix.

We believe the implementation of Qix with TELUS is an important breakthrough for us. It reinforces that Qix technology is now easy to adapt and can be used on a broad range of handsets, regardless of the operating system.

At the Mobile World Congress exhibition in Barcelona we unveiled the latest developments for Qix, including the introduction of Qix Updater, a refresher feature that allows operators to add new advertisements and content at any time and allows operators to push these updates to mobile users worldwide.

On January 10, 2008 we announced a new license agreement for eZiText and eZiType with Norway-based Trolltech ASA.  Trolltech has integrated eZiText and eZiType as part of the Qtopia Greensuite initiative, which offers pre-integrated market leading partner components on top of Qtopia Phone Edition.

Summary of Results of Operations

Three months ended March 31	2008	2007
(thousands except per share amounts) (unaudited)
Revenues	$3,034	$2,631
Gross margin	$2,964	$2,594
Net loss – continuing operations	$(1,055)	$(1,621)
Net loss	$(1,055)	$(988)
Total assets	$12,987	$17,125
Net loss per share from continuing operations - basic and diluted	$(0.02)	$(0.03)
Net loss per share - basic and diluted	$(0.02)	$(0.02)
Outstanding shares, weighted average	50,558	46,721
Outstanding shares, end of period	50,558	50,533

All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with our unaudited interim financial statements and notes.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to us and on various other assumptions that we believed to be reasonable under the circumstances.  Actual results could vary from those estimates under different assumptions and conditions.

We have identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of our consolidated financial statements:

Going Concern Uncertainty

As at March 31, 2008, we had an accumulated deficit of $114,757,483 and for the three month period ended March 31, 2008, incurred a loss of $1,055,386 from continuing operations and used cash in operating activities of $2,377,435. Continuing operations are dependent on us achieving profitable operations and being able to raise capital, if and when necessary to meet our obligations and repay liabilities when they come due.

We are executing a business plan to allow us to continue as a going concern, which is to achieve profitability through cost containment and increased revenues. We have reduced our losses and intend to reduce them further, ultimately achieving profitability. There is significant uncertainty that we will be successful in executing this plan. Should we fail to achieve profitability, or if necessary, raise sufficient capital to sustain operations, we may be forced to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve the Company.

For the three months ended March 31, 2008 compared to the corresponding period in 2007, operating expenses decreased and revenues increased, resulting in a reduced net loss from continuing operations of $565,468.

We were also successful in establishing, with the Chinese government’s approval, an inter-company royalty program. The approval improves our financial strength, and provides an ongoing mechanism to access cash accumulated in our Chinese subsidiaries, providing us with more flexibility in managing our cash flows globally.

Our consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Principles of Consolidation

The consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by us.

We consolidate an entity’s financial statements when we either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity, which there were none at March 31, 2008 and December 31, 2007, or have the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when we do not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, we account for the entity under the equity method.

Software Development Costs

All research and development costs are expensed as incurred except those that meet the criteria of Statement of Financial Accounting Standards ("FAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized after technological feasibility of a project is established.

The determination of whether a project is technically feasible involves management judgment.  We determine that a product is technically feasible when the concept has been reviewed by management, and we have the necessary resources to complete the project. Technological feasibility is also established when a product design or working model of the product, consistent with the product design, is complete and tested.  Capitalized costs are amortized over three years commencing in the period of the product's commercial release.

Revenue Recognition

Revenues from software licensing agreements are recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations – i.e., obligations borne by us - have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could materially impact the amount of earned and unearned revenue.

Under software licensing arrangements, we recognize revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract.  Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which our technologies have been embedded are generally recorded as earned. For customers whose collectability is uncertain, royalties are recorded when payment is received.

Revenue from consulting and engineering services is recognized using the percentage of completion method.

Stock-based Compensation

We account for stock-based compensation in accordance with FAS No. 123(R), “Share Based Payment”. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected terms of the awards. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Accounting for Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount to be expected to be realized. Management must make assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.

Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has mandated the adoption of International Financial Reporting Standards (“IFRS”) for years starting after January 1, 2011. While we report under U.S. GAAP, we are listed on the Toronto Stock Exchange (“TSX”) and therefore may be affected by the change to IFRS when filing with the TSX.  Accordingly, we will be evaluating the impact of IFRS to our financial reporting during 2008, and will develop an implementation plan as appropriate. As we complete our evaluation, we will further communicate the impact of adoption of IFRS in Canada.

In March 2008, FASB issued FAS 161, “Disclosures about Derivative Instruments and Hedging Activities “ (“FAS 161”) which changes the disclosure requirements for derivative instruments and hedging activities. FAS 161 is intended to enhance the current disclosure framework in FAS 133 – Accounting for Derivative Instruments and Hedging Activities. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We have not historically entered into derivative instruments and hedging activities.  However, we are considering actively managing our foreign exchange risks which includes entering into derivative and hedging contracts if appropriate. Accordingly, we will be required to disclose our hedging activities, if any, in accordance of FAS 161 for years beginning after November 15, 2008.

In December 2007, FASB issued FAS 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements,” (“FAS 160”). FAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income (loss) attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FAS 160 also establishes additional reporting requirements that identify and distinguish between the interest of the parent and the interest of the noncontrolling owners. FAS 160 is effective for fiscal years beginning after December 15, 2008. The adoption of FAS 160 will not have a material effect on our consolidated financial position, results of operations or cash flows.

We have adopted FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115” (“FAS 159). The statement provides companies with an option to report selected financial assets and liabilities at fair value. We have determined that the adoption of SFAS 159 will not have a significant impact on our consolidated operations and financial condition.

We have adopted FAS 157, “Fair Value Measurements” (“FAS 157”). The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. We have determined that the adoption of FAS 157 will not have a significant impact on our consolidated operations and financial condition.

The Securities and Exchange Commission (“SEC”) commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted.  We have not assessed what, if any, impact it will have on our financial statements. We do not have warrants outstanding that meet the definition of a derivative under FAS 133 as at December 31, 2007. However, we did in previous years have warrants that met this definition. This issue has not been settled by the SEC and FASB. As a result, we may be required to record a significant cumulative adjustment to our opening accumulated deficit in the quarter following the settlement of the issue.

Overall Performance

			Percent
			change 2008
Three months ended March 31	2008	2007	versus 2007
(In millions, except percentages and per share amounts)
Revenues	$3.0	$2.6	15%
Loss from continuing operations	1.1	1.6	-35%
Net loss	1.1	1.0	7%
Loss per share	0.02	0.02	0%

We continue to focus on optimizing our costs while working to increase revenues in all product lines.  As a result of these efforts our net loss from continuing operations for the first quarter of 2008 decreased by 35 percent compared to the same period in 2007.  This decrease resulted from the following:

  Increase in revenues compared to 2007 (see additional discussion under the “Operating Results – Revenue” section);

  Decrease in legal expenses (see additional discussion under the “Operating Results – Legal” section);

  Decrease in business taxes expenses (see additional discussion under the “Operating Results – Business Taxes” section);

  Decrease in income taxes (see additional discussion under Operating Results – “Income Tax Expense” section); offset by

  Increase in certain selling general and administrative (“SG&A”) costs (see additional discussion under the “Operating Results – Selling, General and Administrative” section); and

  Increase in product research and development (“PR&D”) costs (see additional discussion under Operating Results – “Product Research and Development” section).

It should be noted that the first quarter of 2007 benefited from a gain on the disposal of discontinued operations of $0.6 million. Accordingly, the loss from continuing operations in the first quarter of 2008 decreased by 35 percent. This marked improvement demonstrates our progress toward profitable operations by increasing revenues and reducing costs.

We expect to continue to increase revenues and control costs for the remainder of 2008.

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data from continuing operations for the past eight fiscal quarters:

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
(In millions, except per share amounts)	2008	2007	2007	2007

Revenues	$3.0	$3.6	$3.4	$3.5
Selling, general and administrative	2.8	3.0	2.3	2.7
Business Taxes	0.0	0.7	0.1	0.3
Legal	0.2	0.6	0.5	0.4
Product, research and development	0.7	0.7	0.6	0.6
Depreciation and amortization	0.4	0.4	0.4	0.4
Operating loss	1.1	1.8	0.6	0.9
Loss from continuing operations	1.1	1.7	1.3	1.2
Net loss	$1.1	$1.7	$1.3	$1.2
Loss per share - Basic and diluted	$0.02	$0.03	$0.03	$0.02

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
(In millions, except per share amounts)	2007	2006	2006	2006

Revenues	$2.6	$3.2	$2.8	$2.7
Selling, general and administrative	2.5	3.2	2.5	2.7
Business taxes	0.2	0.2	0.3	0.3
Legal	0.4	0.8	0.8	0.8
Product, research and development	0.5	0.8	0.8	1.1
Depreciation and amortization	0.5	0.5	0.5	0.4
Operating loss	1.5	2.3	2.3	2.7
Loss from continuing operations	1.6	2.6	2.5	2.8
Net loss	$1.0	$3.0	$2.7	$3.0
Loss per share - Basic and diluted	$0.02	$0.06	$0.06	$0.07

The net loss in the first quarter was $1.1 million, or a loss per basic and diluted share of $0.02, compared to a net loss of $1.7 million, or a loss of $0.03 per basic and diluted share, in the 2007 fourth quarter, a reduction of 38 percent achieved through a reduction of expenses. The reduction in our expenses is offset by a cyclical decrease in revenues and the general depreciation of the U.S. dollar against other currencies, especially the Canadian dollar with which a significant portion of our expenses are denominated in (see additional discussion under the “Operating Results – Foreign Currency” section).

Revenues in the first quarter of 2008 were $3.0 million. This compares to the 2007 fourth quarter revenues of $3.6 million, a decrease of 16 percent.  This decrease in revenues was caused by the cyclical nature of the industry.  Most OEMs and ODMs experience a significant increase in their sales, comparatively to other quarters, in the fourth quarter because of the holiday season, followed by a corresponding cyclical decrease in the first.

SG&A expense for the 2008 first quarter was $2.8 million compared to $3.0 million in the fourth quarter of 2007, a decrease of 6 percent. This decrease was due primarily to:

  A decrease in consulting and professional fees;

  A decrease in our stock compensation expense; offset by,

  A general increase due to appreciation of the Canadian dollar against the U.S. dollar.  A significant portion of our expenses are denominated in Canadian dollars, whereas we report our results in U.S. dollars.

Business taxes for the 2008 first quarter was $31,370 compared to $0.7 million in the fourth quarter of 2007. The decrease resulted from a significant amount of withholding taxes being recognized with respect to our inter-company royalty program in the fourth quarter of 2007, a significant portion of which were one-time in nature, and did not recur in the first quarter of 2008.

We continue to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. PR&D expense, net of capitalized costs, for the 2008 first quarter was $0.7 million compared to $0.7 million in the fourth quarter of 2007.

Legal expense for the 2008 first quarter was $0.2 million compared to $0.6 million in the fourth quarter of 2007, a decrease of 62 percent. This decrease was due to:

  A reduction in our patent fee costs;

  A reduction in our fees relating to the audit of our cross border transactions by the Canada Revenue Agency (“CRA”); and

  Reduced activity in the Board of Regents of the University of Texas System (“U of T”) patent infringement appeal process.

The following chart summarizes the quarterly revenues and operating expenses from continuing operations:

Operating expenses – represents operating expenses from continuing operations, excluding interest, other income, income tax, and discontinued operations.

Aside from the cyclical nature of the first quarter revenues, our revenues have been steadily increasing over the past eight quarters. The increase is the result of our continued efforts to increase revenues by signing agreements with new customers and increasing revenues from our existing customers.

In addition, we have been successful in reducing our operating expense over the past eight quarters. There were a number of circumstances in the fourth quarter of 2007 that caused a temporary interruption of this trend, including some one-time withholding taxes paid in China related to our inter-company royalty program, and general increases in costs caused by appreciation of the Canadian dollar versus the U.S. dollar. However, as evidenced by the reduced operating expenses in the first quarter 2008, we have been successful re-establishing our efforts to reduce our costs. We intend to continue to tightly control costs in 2008.

Operating Results

Revenues

			Percent
			change 2008
Three months ended March 31	2008	2007	versus 2007
(In millions, except percentages)
Royalties, license and implementation fees	$3.0	$2.6	15%

The increase in the first quarter 2008 revenues as compared to the same period in 2007 is primarily due to the following:

  Increase in royalties from our customers reporting more units shipped in which our technology is embedded;

  A significant customer shipping units with Decuma embedded; and,

  New agreements with both new and existing clients.

We expect to continue to increase our revenues as we continue to conduct trials and market Qix. As a result of our marketing efforts, we announced our new Qix agreement with TELUS in February 2008. We believe this agreement validates our Qix technology to the market and will be beneficial in marketing Qix to other potential customers. We are also conducting trials with major carriers in order to further validate Qix, and assist in entering into additional license agreements.

We continue to make progress in licensing Decuma. One of our major customers shipped a significant number of units with Decuma embedded in the first quarter of 2008, as well as the fourth quarter of 2007. Additionally, another major customer is expected to start shipping units with Decuma embedded in 2008.

We have also been successful in signing new license agreements with our Predictive Text products – eZiText and eZiType.

Revenues by Product and Classification

Our revenues are derived from three product groups: Predictive Text - eZiText and eZiType; handwriting recognition - Decuma; and mobile search and discovery - Qix. For the first quarter of 2008, 90 percent of our revenues were derived from Predictive Text compared to 96 percent in the same period in 2007.  The remaining portion was derived from Decuma. We successfully signed a Qix deal with TELUS in the first quarter and expect revenues from Qix in the second half of 2008. We expect the percentage of revenues from Decuma and Qix to increase significantly in 2008, due to two factors – higher volumes of both products and both Decuma and Qix command higher average selling prices than Predictive Text.

We classify our revenues as license and implementation fees, maintenance and support fees, and software licensing royalties. License and implementation fees are one time fees charged at the outset of the relationship for licensing our technology and for providing services with implementing or customizing our technology for use on their platforms. Maintenance and support fees are generated as those services are provided.  Software licensing royalties are ongoing revenues based on the number of units shipped in which our technology is embedded. The following table sets forth our percentage of revenue by classification.

			Percent
			change 2008
Three months ended March 31	2008	2007	versus 2007
(Percentages)%		%
Software licensing royalties	86	83	4%
License and implementation fees	11	11	0%
Maintenance and support fees	3	6	-50%

The percentage of revenues from royalties for the first quarter of 2008 has increased to 86 percent compared to 83 percent for the same period in 2007. Royalties are increasing as we benefit from our customers continuing to embed our technology in their products, and are experiencing increased volumes of units in which our software is embedded. As we continue to market our new Qix and Decuma technologies, the percentage of royalties derived from total revenues is expected to increase.

Revenues by Geographic Region

The following table sets forth revenues recognized by our subsidiaries in the countries in which those subsidiaries reside:

			Percent
			change 2008
Three months ended March 31	2008	2007	versus 2007
(In millions, except percentages)
Canada	$1.7	$1.1	52%
United States	0.1	0.3	-59%
Asia	1.2	1.2	3%
Sweden	0.1	0.1	-40%

The following table sets forth our revenues based on the regions in which our customers reside:

			Percent
			change 2008
Three months ended March 31	2008	2007	versus 2007
(In millions, except percentages)
Asia	$1.5	$1.5	-1%
Europe	1.4	0.8	73%
North America	0.1	0.4	-61%

Significant Customers

The following table sets forth the percentage of total revenue accounted for by our top three customers along with the percentage of total revenue accounted for by our top five customers for the three months ended March 31:

			Percent
			change 2008
Three months ended March 31	2008	2007	versus 2007
(Percentages)
Significant Customer 1	30%	28%	6%
Significant Customer 2	15%	1%	1430%
Significant Customer 3	11%	7%	54%
Top Five Customers	72%	45%	58%

Revenues from the top five customers in the first quarter of 2008 have increased to 72 percent from 45 percent of total revenues by those customers in the same period in 2007. This upward trend reflects the success of our largest customers as market share continues to consolidate. We expect that our largest customers will continue to contribute a significant portion of our revenue.

Selling, General and Administrative Expense

			Percent
			change 2008
Three months ended March 31	2008	2007	versus 2007
(In millions, except percentages)
Selling general and administrative	$2.8	$2.5	10%

The above table has been reclassified to reflect that business taxes are shown separately.

SG&A includes salaries and benefits, stock-based compensation and other employee related expenses of sales, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees (excluding legal fees), rent, business taxes, bad debts and other administrative expenses.

SG&A costs for the first quarter of 2008 have increased compared to the same period in 2007 caused by the following:

  An increase in salaries to adjust our employee compensation to market;

  An increase in rental expense;

  An increase in travel costs;

  A general increase due to appreciation of the Canadian dollar, in which denomination a large portion of our expenses are incurred, against the U.S. dollar (see additional discussion under the “Operating Results – Foreign Currency” section); offset by

  A decrease in professional fees due to the completion of the cross border transaction submission to the CRA.

We are committed to the cost optimization initiatives that we have implemented, and have been successful in reducing certain costs. Our cost savings, however, have been offset by cost increases in other areas as described above. We expect SG&A expense in 2008 to remain at similar levels as experienced in 2007.

Business Taxes

			Percent
			change 2008
Three months ended March 31	2008	2007	versus 2007
(In millions, except percentages)
Business taxes	$0.0	$0.2	-78%

Business taxes include withholding and value added taxes. Withholding taxes represent amounts remitted to foreign governments for revenues earned in those jurisdictions with which we do not have a permanent establishment. Value added taxes represent taxes collected from our customers in China and remitted to the People’s Republic of China (“PRC”) tax authorities.

Business taxes for the first quarter of 2008 have decreased compared to the same period in 2007 as a result of:

  An over-accrual of withholding taxes accrued for our inter-company royalty program; and,

  A shift in our revenue mix to countries with lower withholding tax rates.

Legal

			Percent
			change 2008
Three months ended March 31	2008	2007	versus 2007
(In millions, except percentages)
Legal	$0.2	$0.4	-51%

Legal expenses relate to fees incurred with outside legal counsel for patent protection work, the defense of our patents, shareholder issues and other corporate matters.

Legal costs decreased in the first quarter of 2008 due to lower fees incurred for the U of T litigation. Legal fees also decreased due to reduced patent expenses compared to the first quarter of 2007.

Product Research and Development Expense

			Percent
			change 2008
Three months ended March 31	2008	2007	versus 2007
(In millions, except percentages)
Gross product research and
development	$1.1	$0.9	22%
Capitalized costs	0.4	0.4	13%
Product research and development	0.7	0.5	29%

PR&D expenses include salaries, benefits, stock-based compensation expense and other employee related costs. PR&D costs also include third-party development and programming costs and linguists.

Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased by $0.2 million in the first quarter of 2008, compared to the same period in 2007, due to increased staffing and salary levels, as well as a general increase in costs due to the appreciation of the Canadian dollar against the U.S. dollar.

We will continue to incur costs in all of our product lines to add additional features, language databases, and to implement on additional platforms. In addition, we expect to incur costs for research and development related to potential new products. We expect that PR&D expenses will continue to increase moderately in the future.

Depreciation and Amortization

Three months ended March 31	2008	2007	Percent change 2008 versus 2007
(In millions, except percentages)
Depreciation	$0.1	$0.1	21%
Amortization of deferred software development costs	0.2	0.3	-23%
Amortization of other Intangibles	0.1	0.1	12%

The table above sets out the components of depreciation and amortization expense.

Depreciation and amortization expense in the first quarter of 2008 has decreased compared to the same period in 2007. Deprecation and amortization expense increases when a product is commercially released as the release of that product initiates the amortization of those costs. When a product is fully amortized, the future depreciation and amortization expense decreases as those costs have been completely expensed. Because we have not recently released any new products to offset the ones that have been completely amortized, our depreciation and amortization expense has decreased.

Interest and Other Income

Interest and other income consist primarily of income from our interest bearing deposits. Interest and other income declined in the first quarter of 2008 compared to same period in 2007 as the average cash position decreased.

Income Tax Expense

Three months ended March 31	2008	2007	Percent
			change 2008
			versus 2007
(In millions, except percentages)
Income tax expense	$0.0	$0.1	-122%

We account for income taxes in accordance with FASB FAS No. 109, “Accounting for Income Taxes”. Future tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce future tax assets to the extent that management considers it is more likely than not that a future tax asset will not be realized. In determining the valuation allowance, management considers factors such as the past history of operating losses, projected taxable income, reversal of future income tax liabilities, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

The first quarter 2008 income tax expense decreased to a recovery of $30,047 compared to $0.1 million for the same period in 2007. The decrease resulted from a shift in revenue from our taxable Chinese subsidiary to our Chinese subsidiary that is currently benefiting from certain tax incentives.

We also benefited from a partial recovery of the penalty provision taken in the third quarter of 2007 relating to our cross border transactions discussed below, resulting from a taxation year becoming statute barred in 2008.

The tax incentives for our new Chinese subsidiary will begin to be phased out after 2008. Accordingly, the subsidiary’s income will become taxable for taxation years after 2008. The effective tax rate in 2009 will be lower than the general PRC corporate tax rate. The rate is expected to increase for 2010 and subsequent years and could eventually reach the corporate tax rate of 25 percent.

In 2006, the CRA commenced an examination of our international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter of 2006. We prepared a submission for the 2002 and 2003 taxation years, which was submitted to CRA on July 10, 2007. In accordance with FIN 48, we have accrued a provision of $574,070. This provision is included in our March 31, 2008 accruals and represents potential penalties, assuming that the methodology used in the submission to the CRA with regard to the 2002 and 2003 taxation years is then applied to all tax years that are currently open in Canada. We have included the provision in our current liabilities; however, the determination of when the eventual payment, if any, will be made is uncertain, and such payment could occur in years subsequent to 2008. In addition, the ultimate resolution of this matter is uncertain, and the eventual outcome may differ significantly should a) CRA not assess a penalty for the years currently being audited and b) CRA not audit the other years that remain open, and c) even if they do, choose not to assess a penalty for those years. Once a final outcome is determined, we will adjust our tax provision accordingly.

It should also be noted, that the penalties provision relating to the above referenced FIN 48 determination has no effect on our current cash position. The ultimate payment of the penalties, should it come to that, will be made when the matter is completely resolved and known.

Discontinued Operations

Effective March 27, 2007, we sold our minority interest in Archer, which represented our operations in the e-Learning business segment, for total proceeds of $632,601.

For the three months ended March, 2007, we did not recognize our proportionate share of the loss from Archer’s operations because the carrying value of the investment in Archer was nil and we had no commitment to fund its losses. As a result, the full amount of the proceeds was recognized as a gain in the three months ended March 31, 2007.

The completion of this sale represents the end of our involvement in the e-Learning business segment. As a result, for the three month period ended March 31, 2007, the e-Learning business segment has been reclassified to discontinued operations.

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting operations.

Foreign Currency

We report in U.S. dollars but also have operations and expenses in Canada, Sweden, United Kingdom, Hong Kong and China. We carry foreign exchange risk as our revenues are primarily earned in U.S. dollars and Chinese Reminbi, and we incur the majority of our expenses in Canadian dollars, Swedish Krona, Chinese Reminbi and Hong Kong dollars. Assuming all of the above currencies appreciate by one hundred basis points at the beginning of the year relative to the U.S. dollar, we estimate our expenses to increase by approximately $152,000 on an annualized basis. Our most significant foreign exchange risk is currently with the Canadian dollar. We estimate our expenses to increase by approximately $93,000 for every one hundred basis point depreciation in the U.S. dollar, relative to the Canadian dollar, on an annualized basis assuming the rate increases at the beginning of the year.

Based on the actual appreciation of the Canadian dollar, Chinese Reminibi, Hong Kong dollar, and Swedish Krona relative to the U.S. dollar for the three months ended March 31, 2008, we estimate our total expenses have increased by approximately $0.3 million assuming the same expense level in the above foreign currencies remains unchanged from 2007. This increase in costs continues to affect our expense in the first quarter of 2008 and has offset many of the cost reductions we have implemented.

Given the recent depreciation of the U.S. dollar, especially in comparison to the Canadian dollar, we have reviewed our foreign exchange risk and the appropriateness of hedging strategies. As a result of our review, we are examining our foreign exchange policies and considering implementing a foreign exchange hedging program. Under this program, we will actively monitor market rates and may initiate hedging strategies when appropriate. We will also look to naturally hedge our foreign currency expenses by matching the currencies of our revenues and expenses to a greater degree than we are at present.

Impact of Governmental Policies and Other Factors on Operations and Investments

We operate primarily in Canada, the United States of America, China, Sweden and Hong Kong. The market for our products includes all of the developed and many of the less developed countries in the world. Accordingly, changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

Liquidity and Capital Resources

Financial Condition and Liquidity

As at March 31	2008	2007	Percent
			change 2008
			versus 2007
(In millions, except percentages)
Net Cash provided by (used in):
Operating activities	$(2.4)	$2.2	-206%
Financing activities	0.0	4.6	-100%
Investing activities	2.2	(0.5)	529%
Net Increase (decrease)	0.0	6.4	-100%

Cash Requirements Outlook

At March 31, 2008, we had cash and cash equivalents of $5.0 million compared to $5.0 million as at December 31, 2007.

While we used $2.4 million in our operations, including both net losses and increases in non-cash working capital, we were able to offset the decrease in cash with the successful implementation of our inter-company royalty program which allowed us to reclassify previously restricted cash balances as available cash (see the “Restricted Cash” discussion below).

Cash not immediately required for our ongoing operations is invested in highly liquid investments with maturities of less than 90 days. The objective of our investment policy is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of our common shares or other securities, through the exercise of common share purchase warrants and options and short term credit facilities from our primary commercial bank.

We expect that some capital will be required in 2008 to support continued product development and enhancements, as well as expanding our sales and marketing efforts to accelerate the introduction of Qix to the marketplace. We believe that we have sufficient capital to meet these requirements and plan to generate positive cash from operations in the future (see additional discussion under the “Critical Accounting Policies and Estimates – Going Concern Basis” section).

Restricted Cash

Funds held in one of our Chinese subsidiaries had previously been classified as Restricted Cash because it was not fully available to fund operations of the Company outside of China. In the first quarter of 2008, we were successful in establishing, with the Chinese government’s approval, an inter-company royalty program pursuant to which we transferred to Canada most of the cash balances held by our subsidiary in China, which were previously classified as restricted cash. The continued existence of the inter-company royalty program allows us to classify cash balances in China as cash and cash equivalents rather than restricted cash. We expect to be able to continue such classification of cash in the future. Accordingly, all cash balances as at March 31, 2008 are classified as available cash. As a result of the inter-company royalty program, we transferred $2.1 million in April 2008 from our Chinese subsidiary to a Canadian subsidiary.

We had nil restricted cash as at March 31, 2008 compare to $2,740,702 as at December 31, 2007.

Bank Indebtedness

We did not incur any bank indebtedness in the first quarter of 2008.

In December 2006, we secured a $1,000,000 credit facility with our principal bank, HSBC Bank Canada. The loan was secured by a single trade receivable of ours, which was insured by Export Development Canada. The outstanding amount on the loan was due on demand, or the earlier of the collection of the receivable or March 1, 2007. The proceeds of the loan were used to augment our cash balances for operating purposes.

The loan was secured by a first priority interest in all capital assets of the Company. The loan bore interest at LIBOR plus 2 percent. The loan and accrued interest thereon was repaid in full on January 10, 2007.

Cash Flows - Summary

During the three month period ended March 31, 2008, our available cash balances remained stable at $5.0 million primarily represented by:

  $1.9 million increase in non-cash working capital;

  $0.5 million in cash losses from continuing operations (i.e., $1.1 million loss from continuing operations less $0.6 million of non-cash expenses including depreciation and amortization expense and stock compensation expense);

  $0.5 million in deferred software development costs and capital asset additions; offset by,

  $2.7 million decrease in restricted cash; and,

  $0.2 million increase in cash from the depreciation of the U.S. dollars relative to other currencies.

During the three months ended March 31, 2007, we experienced an increase in available cash of $6.4 million primarily represented by:

  $5.6 million in proceeds from the private placement;

  $3.3 million decrease in non-cash working capital;

  $0.3 million in proceeds from the sale of Archer; offset by,

  $1.0 million in cash losses from continuing operations (i.e., $1.6 million loss from continuing operations less $0.6 million of non-cash expenses including depreciation and amortization expense and stock compensation expense);

  $1.0 million in the repayment of bank indebtedness outstanding at year-end;

  $0.5 million in deferred development costs and capital asset additions; and,

  $0.3 million increase in restricted cash.

Operating Activities

Cash used in operating activities in the first quarter of 2008 was $2.4 million, a quarter over quarter decrease of $4.6 million when compared to the $2.2 million received from operating activities in the first quarter of 2007. This change resulted from the collection of a significant receivable in the first quarter of 2007, whereas a significant receivable from the same customer was not collected in the first quarter of 2008, but rather was collected in the fourth quarter of 2007.

Financing Activities

There were no significant financing activities in the first quarter of 2008.

In 2007, we received a net amount of $4.6 million from our financing activities, which included $5.6 million in net proceeds from the issuance of shares from a private placement and the exercise of stock options, offset by the repayment of $1.0 million in bank indebtedness from year end 2006. The bank credit facility was terminated upon repayment of the $1.0 million.

In December 2006, we received $1.0 million in financing from a credit facility, which was terminated on repayment in January 2007.

Investing Activities

Cash from investing activities increased by $3.0 million in the first quarter of 2008 compared to the same period in 2007. Generally, cash is used in investing activities as we invest in capital assets and software development costs. However, the first quarter of 2008 benefited from the reclassification of our previously restricted cash balances. Accordingly, $2.7 million was reclassified from restricted cash to cash and cash equivalents in the first quarter of 2008 compared to $0.3 million that was classified to restricted cash in same period in 2007.

Commitments and Contractual Obligations

As at March 31, 2008 and December 31, 2007, we did not have any long-term debt.

We rented premises under operating leases, which expire at various dates up to June 2012. Annual rental payments under these leases for each of the next five years are as follows:

2008	992,401
2009	836,424
2010	686,896
2011	675,074
2012	337,537
Total	$ 3,528,332

These lease commitments are expected to be paid from revenues from operations, existing working capital and if necessary, additional capital.

Transactions with Related Parties

In the course of our operations, we have transactions with related parties. These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third-party.

As at March 31, the amounts due from (to) related parties are as follows:

	2008	2007
Due to law firm in which a former director is a partner	N/A	$ (106,335)
Due to law firm in which a director is a partner	$ (21,938)	N/A
Receivable from a related company	N/A	130,729
Due to a company in which an officer is a partner	$ (3,100)	$ (71,188)

The following table outlines the Company’s related party transactions:

	2008	2007
Legal services provided by a law firm in which a former director is a partner	N/A	$ 106,335
Legal services provided by a law firm in which a director is a partner	$ 23,298	N/A
Consulting fees paid to a firm in which an officer is a partner	$ 23,900	$ 65,188

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as at March 31, 2008 and December 31, 2007.

Capital Expenditure Commitments

Our operations require certain ongoing capital expenditures to support the productivity of our staff. This includes offices, furniture and equipment, primarily computers. In addition, we require continuous upgrade of servers, language databases, developer software, and other productivity software. We also purchase a significant number of mobile phones each year for testing, user experience analysis and sales demonstrations. Most of this equipment is purchased as required and does not require long order times.

Research and Development, Patents and Licenses, etc.

Our intellectual property may be grouped into the following product areas: eZiText, eZiType, Decuma, and Qix. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically, most of our research and development activities were dedicated to text input technology. However, with the introduction of Qix and Decuma the amount previously dedicated to text input technology will now be split across all three product areas. In addition to this, we are continually looking for new market opportunities.

Litigation/Indemnification

Commencing on March 11, 2005, U of T filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (“112 Patent”) in the U.S. District Court for the Western District of Texas, Austin Division. The defendants included customers of ours as well as customers of our competitors. We were not a named party in the action. In order to defend the legitimacy of the licensed software and maintain the relationships with our licensees, we made the business decision to actively participate in the costs of the legal defense. Accordingly, and without any admission of liability, we agreed to assume the defense of five of our customers, four of which we settled since the costs of defense would have outweighed the cost of settlement.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of U.S, Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants, including the remaining customer whose defense we had assumed. The plaintiff, however, has filed an appeal. The court has not yet determined whether it will allow the appeal. Should the appeal be permitted we believe we will be successful in our defense.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses through the legal process. Moreover, given the extremely competitive nature of our business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Subsequent Events

On April 3, 2008, we granted an executive 500,000 stock options with a Black Scholes fair value of $0.38 per share option under our stock option plans. The value of those shares options, aggregating $188,058, will be amortized at a minimum one third per year over a three year vesting period. The vesting period may increase as the options have market conditions allowing exercise only when certain target share market prices have been achieved.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  Our history of operating losses and uncertainty of future profitability;

  The potential inability to raise additional capital to support our operations and future growth;

  Uncertainty regarding the renewal of significant contracts as they come due;

  Risk that OEMs and ODMs may refuse to embed our technology on products they supply to network carriers licensing our technology;

  Uncertainty as to the degree of and continuing market acceptance of our products and services;

  Uncertainties relating to product development;

  Risks associated with the number, amount and timing of new product introductions;

  Our products may contain defects that could be costly to fix, damage our reputation and expose us to litigation;

  Uncertainty regarding patents, proprietary rights and software piracy;

  Variability in customer demand;

  Fluctuations in quarterly results could negatively affect our financial results;

  Our dependence on third party performance under marketing and licensing arrangements;

  Risks associated with the contingent nature of continued performance under major sales contracts;

  Rapid technological change and competition;

  Uncertainty regarding the pricing, reporting and collection of accounts;

  Uncertainties related to dependence on third-party suppliers;

  Risks associated with dependence on sales in foreign countries;

  The potential for adverse developments in pending litigation;

  Risks related to indemnity claims from third parties;

  Fluctuations in foreign exchange rates;

  Uncertainties associated with the CRA’s audit of our cross border transactions;

  Uncertainties associated with changes in government policy and regulation, particularly in PRC;

  Adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;

  Changes in our size and structure;

  Risks associated with mergers, acquisitions and dispositions;

  Risks of dilutive future financings;

  The effectiveness of our management and our strategic relationships;

  Inability to attract and retain key personnel;

  The negative history associated with the Lancer proceedings could have an on going effect on the public’s perceptions of us;

  The U of T appeal to the court’s decision to terminate the patent infringement case;

  Other risks and uncertainties that may be disclosed in our various corporate disclosure documents from time to time; and

  Other risk factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities in Canada.

Additional Information

Additional information can be found in our Form 20-F filed with the U.S. Securities and Exchange commission as well as in other public documents filed in Canada which can be accessed at www.sec.gov and www.sedar.com respectively.